EXHIBIT 99.3

InflaRx Reports Second Quarter 2022

Financial & Operating Results

•	Fast Track and Orphan Drug designation for vilobelimab in pyoderma gangrenosum (PG) granted by the FDA

•	Plans to submit EUA with the FDA for vilobelimab in critically ill COVID-19 patients announced

•	Grant income of €14.4 million realized during the second quarter

•	Cash, cash equivalents and marketable securities of €91.8 million, expected to finance operations until year-end 2024

Jena, Germany, August 5, 2022 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharma-ceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today financial and operating results for the three and six months ended June 30, 2022.

“We have made strong progress in recent months in advancing our strategy for vilobelimab,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “Following positive Phase IIa data and productive discussions with the FDA, we are finalizing the design of our Phase III trial in PG. Our discussions with the FDA related to vilobelimab for the treatment of critically ill, invasively mechanically ventilated COVID-19 patients following the results from our Phase III trial were encouraging. Based on this, we are preparing to apply for emergency use authorization in the U.S. and expect to complete the submission by the end of the third quarter this year. We are also looking forward to further discussing in greater detail our vilobelimab results in critically ill COVID-19 patients with the regulatory agencies in Europe to understand next steps towards a potential submission for marketing authorization. It is a busy time at InflaRx, and we are excited to be moving our programs forward with the goal of ultimately helping patients in need of more effective treatments."

Dr. Thomas Taapken, Chief Financial Officer of InflaRx, said: “We are well financed to follow through with the next steps of our development programs after sharpening our strategic focus, which we announced in May. We are also grateful for the grant of up to €43.7 million from the German federal government for the clinical development of vilobelimab in COVID-19 and the development of the manufacturing process of vilobelimab. Through this strong backing and our focused development strategy, we believe that we have been able to significantly extend our cash runway to YE 2024 in this challenging market environment.”

Recent Corporate and R&D Highlights

Development of Vilobelimab in Pyoderma Gangrenosum (PG):

InflaRx recently reported that vilobelimab was granted orphan drug designation for the treatment of PG by both the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). In addition, the Company had a productive End-of-Phase II meeting with the FDA related to its plans for a Phase III development program in PG. The FDA indicated its support for a randomized, controlled Phase III development program during the meeting and offered to review the study protocol, recognizing PG as a serious and rare condition. Based on the FDA’s feedback and recommendations, InflaRx is now finalizing the design for a Phase III trial and continues to be in dialogue with the FDA related to this. Moreover, the FDA has granted Fast Track designation for the development of vilobelimab for the treatment of ulcerative PG. The Company had submitted a request for Fast Track designation to the FDA on the basis of previously reported positive outcome data from its Phase IIa open-label dose-escalation study in PG.

Development of Vilobelimab in Critically Ill COVID-19 Patients:

InflaRx recently announced its plans to submit a request for emergency use authorization (EUA) following encouraging interactions with the FDA at a recently held Type B meeting. As previously announced, the Company had requested the meeting to discuss a potential EUA submission and the development of its first-in-class anti-C5a monoclonal antibody vilobelimab in critically ill, invasively mechanically ventilated COVID-19 patients. In the meeting with the FDA, the Company discussed in detail the completed Phase III part of the PANAMO study and obtained guidance from the agency on deliverables related to its planned submission for EUA. InflaRx committed to submitting the request for an EUA by the end of the third quarter 2022 and is dedicated to achieving that ambitious goal. The Company had previously announced encouraging topline results from the PANAMO Phase III study, an international, double-blind, placebo-controlled, randomized clinical trial investigating vilobelimab in invasively mechanically ventilated COVID-19 patients. The primary efficacy endpoint was 28-day all-cause mortality. In this trial, vilobelimab treatment resulted in a 23.9% relative reduction in 28-day all-cause mortality compared to the placebo arm in the global data set (n=368 patients). A pre-specified analysis of patients from Western European countries (n=209) showed a 43% relative reduction in 28-day all-cause mortality in the vilobelimab treatment arm compared to placebo.

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Development of Vilobelimab in Cutaneous Squamous Cell Carcinoma (cSCC):

In 2021, InflaRx started treating patients in an open-label, multicenter Phase II study evaluating vilobelimab alone and in combination with pembrolizumab in patients with programmed cell death protein 1 (PD-1) or programmed cell death ligand 1 (PD-L1) inhibitor resistant/refractory locally advanced or metastatic cSCC. To date, InflaRx has recruited nine patients in Arm A of this study (vilobelimab alone). Interim clinical data are expected in the second half of 2022. Arm B of this study (vilobelimab plus pembrolizumab) has enrolled nine patients so far in the first two dose groups. The interim analysis of Arm B is expected once ten patients treated at the dose level recommended by the independent Steering Committee are evaluable for response assessment. These data, which are required to move to the second stage of the Phase II trial, are expected to be available in the second half of 2023.

INF904 – Small Molecule C5aR Inhibitor:

InflaRx expects to initiate a Phase I program in the second half of 2022 and plans to study INF904 in complement-mediated, chronic autoimmune and inflammatory diseases where oral administration is the preferred choice for patients.

Financial Highlights – Q2 2022

Research and Development Expenses

Research and development expenses incurred for the six months ended June 30, 2022 increased compared to the corresponding period in 2021 by €5.4 million to €21.7 million. This increase was primarily due to higher expenses for the Phase III part of the COVID-19 trial as well as costs for manufacturing development activities and was driven by an overall increase in third-party expenses of €4.3 million.

General and Administrative Expenses

General and administrative expenses increased by €3.0 million to €8.7 million for the six months ended June 30, 2022, from €5.7 million for the six months ended June 30, 2021. This increase is primarily attributable to higher expenses associated with equity-settled share-based compensation recognized in personnel expenses. Furthermore, legal, consulting and other expenses increased by €2.0 million to €4.2 million for the six months ended June 30, 2022, from €2.2 million, mainly due to consulting, implementation and testing costs of the internal control over financial reporting (ICFR) environment.

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Other income

Other income for the six months ended June 30, 2022 amounted to €14.4 million. This was attributable to income recognized from grant payments received from the German federal government for the development of vilobelimab in COVID-19, including expenses related to clinical development and manufacturing process development.

Net Financial Result

Net financial result increased by €1.4 million to €2.4 million for the six months ended June 30, 2022, from €1.0 million for the six months ended June 30, 2021. This increase was mainly attributable to lower foreign exchange losses which decreased by €1.4 million.

Net Loss

Net loss for the six months ended June 30, 2022 was €13.5 million, compared to €20.9 million for the six months ended June 30, 2021.

Net Cash Used in Operating Activities

Net cash used in operating activities increased by €7.1 million to €25.4 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, during which net cash used in operating activities was €18.3 million.

Cash, Cash Equivalents and Marketable Securities

On June 30, 2022, the Company’s total funds available were approximately €91.8 million, composed of cash and cash equivalents of €15.4 million and marketable securities of €76.4 million. These funds are expected to finance operations until year-end 2024.

Additional information regarding these results and other relevant information is included in the notes to the unaudited interim condensed consolidated financial statements as of June 30, 2022, and the three and six months ended June 30, 2022 and 2021, as well as the consolidated financial statements as of and for the year ended December 31, 2021 in “ITEM 18. Financial Statements,” in InflaRx’s Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the U.S. Securities and Exchange Commission (SEC).

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InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and six months ended June 30, 2022 and 2021

	For the three months ended June 30,		For the six months ended June 30,
(in €, except for share data)	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)

Operating Expenses
Research and development expenses	(11,180,958)	(11,299,270)	(21,652,881)	(16,206,155)
General and administrative expenses	(4,346,965)	(2,697,839)	(8,734,408)	(5,720,177)
Total Operating Expenses	(15,527,923)	(13,997,109)	(30,387,289)	(21,926,332)
Other income	14,441,541	15,216	14,443,135	20,678
Other expenses	(279)	(279)	(844)	(844)
Operating Result	(1,086,661)	(13,982,172)	(15,944,999)	(21,906,498)
Finance income	82,401	35,622	110,362	58,584
Finance expenses	(7,945)	(3,050)	(32,531)	(6,734)
Foreign exchange result	1,563,580	(826,303)	2,291,513	905,367
Other financial result	(86,000)	(5,000)	39,000	43,000
Income Taxes	—	—	—	—
Income (Loss) for the Period	465,376	(14,780,903)	(13,536,654)	(20,906,280)

Share Information
Weighted average number of shares outstanding	44,203,763	44,186,279	44,203,763	39,024,533
Income (Loss) per share (basic/diluted)	0.01	(0.33)	(0.31)	(0.54)

Loss for the Period	465,376	(14.780.903)	(13,536,654)	(20,906,280)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency	4,408,940	(1,427,302)	5,718,815	2,077,397
Total Comprehensive Income (Loss)	4,874,316	(16,208,205)	(7,817,839)	(18,828,883)

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InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position as of June 30, 2022 and December 31, 2021

in €	June 30, 2022 (unaudited)	December 31, 2021

ASSETS
Non-current assets
Property and equipment	231,133	274,373
Right-of-use assets	1,506,039	1,408,078
Intangible assets	187,218	235,216
Other assets	341,666	336,566
Financial assets	237,412	27,206,990
Total non-current assets	2,503,468	29,461,224
Current assets
Current other assets	10,130,597	10,983,458
Current tax assets	1,518,072	1,282,177
Financial assets from government grants	8,260,503	—
Other financial assets	76,804,249	57,162,266
Cash and cash equivalents	15,416,152	26,249,995
Total current assets	112,129,573	95,677,896
TOTAL ASSETS	114,633,041	125,139,120

EQUITY AND LIABILITIES
Equity
Issued capital	5,304,452	5,304,452
Share premium	280,310,744	280,310,744
Other capital reserves	35,259,689	30,591,209
Accumulated deficit	(227,512,333)	(213,975,679)
Other components of equity	8,769,086	3,050,270
Total equity	102,131,638	105,280,996
Non-current liabilities
Lease liabilities	1,170,237	1,066,354
Other liabilities	37,733	35,019
Total non-current liabilities	1,207,970	1,101,373
Current liabilities
Trade and other payables	7,912,503	8,574,244
Liabilities from government grants received	2,145,135	8,300,000
Lease liabilities	370,153	366,171
Employee benefits	735,304	1,378,130
Other financial liabilities	130,338	138,206
Total current liabilities	11,293,433	18,756,751
Total Liabilities	12,501,404	19,858,124
TOTAL EQUITY AND LIABILITIES	114,633,041	125,139,120

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InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2022 and 2021

(in €, except for share data)	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2022	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,271	105,280,996
Loss for the period	—	—	—	(13,536,654)	—	(13,536,654)
Exchange differences on translation of foreign currency	—	—	—	—	5,718,815	5,718,815
Total comprehensive loss	—	—	—	(13,536,654)	5,718,815	(7,817,839)
Equity-settled share-based payment	—	—	4,668,481	—	—	4,668,481
Balance as of June 30, 2022	5,304,452	280,310,744	35,259,689	(227,512,333)	8,769,086	102,131,638

Balance as of January 1, 2021	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,790)	77,863,880
Loss for the period	—	—	—	(20,906,280)	—	(20,906,280)
Exchange differences on translation of foreign currency	—	—	—	—	2,077,397	2,077,397
Total comprehensive loss	—	—	—	(20,906,280)	2,077,397	(18,828,883)
Issuance of common shares and warrants	1,873,203	63,269,346	—	—	—	65,142,549
Transaction costs	—	(4,219,222)	—	—	—	(4,219,222)
Equity-settled share-based payment	—	—	2,687,779	—	—	2,687,779
Share options exercised	41,741	921,994	—	—	—	963,735
Balance as of June 30, 2021	5,302,354	280,261,994	28,946,783	(189,251,900)	1,649,393	123,609,838

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InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2022 and 2021

in €	For the six months ended June 30, 2022 (unaudited)	For the six months ended June 30, 2021 (unaudited)

Operating activities
Loss for the period	(13,536,654)	(20,906,280)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets	300,870	337,581
Net financial result	(2,408,345)	(1,000,217)
Share-based payment expense	4,668,481	2,687,779
Net foreign exchange differences	130,347	71,050
Changes in:
Financial assets from government grants	(8,260,503)	—
Other assets	611,843	172,001
Employee benefits	(640,112)	(662,388)
Other liabilities	(7,867)	7,020
Liabilities from government grants	(6,154,865)	—
Trade and other payables	(661,741)	672,727
Interest received	631,504	371,665
Interest paid	(32,039)	(5,491)
Net cash used in operating activities	(25,359,081)	(18,254,553)
Investing activities
Purchase of intangible assets, property and equipment	(9,728)	(18,734)
Purchase of current financial assets	(47,031,216)	(27,535,842)
Proceeds from the maturity of financial assets	59,595,044	29,497,122
Net cash from investing activities	12,554,101	1,942,546
Financing activities
Proceeds from issuance of common shares	—	65,142,549
Transaction costs from issuance of common shares	—	(4,219,222)
Proceeds from exercise of share options	—	963,735
Repayment of lease liabilities	(182,014)	(183,128)
Net cash from (used in) financing activities	(182,014)	61,703,934
Net decrease/increase in cash and cash equivalents	(12,986,995)	45,391,927
Effect of exchange rate changes on cash and cash equivalents	2,153,152	999,820
Cash and cash equivalents at beginning of period	26,249,995	25,968,681
Cash and cash equivalents at end of period	15,416,152	72,360,428

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About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary technology to discover and develop first-in-class or best-in-class, potent and specific inhibitors of C5a and C5aR. Complement C5a and its receptor C5aR are powerful inflammatory mediators involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de.

The COVID-19 related work is partly funded by the German federal government through grant number 16LW0113 (VILO-COVID). All responsibility for the content of this work lies with InflaRx.

Contacts:

InflaRx N.V.

e-mail: IR@inflarx.de

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer

e-mail: inflarx@mc-services.eu

Europe: +49 89-210 2280

US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding InflaRx’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the Company’s ongoing and planned pre-clinical development and clinical trials, including the development of vilobelimab to treat pyoderma gangrenosum (PG) and critical COVID-19; the Company’s submission of an application to the FDA in the third quarter of 2022 for emergency use authorization for vilobelimab to treat critically ill COVID-19 patients; the impact of the COVID-19 pandemic on the Company; the timing and its ability to commence and conduct clinical trials; potential results from current or potential future collaborations; its ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for its product candidates; its intellectual property position; its ability to develop commercial functions; expectations regarding clinical trial data; decisions regarding the strategic direction of the Company; its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which the Company operates; the trends that may affect the industry or the Company;  its status as foreign private issuer; and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and InflaRx assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

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